UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

AirMedia Group Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G0135J 109
(CUSIP Number)
March 2, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0135J 109

1	NAMES OF REPORTING PERSONS Global Earning Pacific Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		10,000,000 ordinary shares. Dan Shao may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		10,000,000 ordinary shares. Dan Shao may also be deemed to have sole dispositive power with respect to the above shares.

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 7 Pages

CUSIP No.	G0135J 109

1	NAMES OF REPORTING PERSONS Dan Shao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		10,000,000 ordinary shares. Global Earning Pacific Limited may also be deemed to have sole voting power with respect to the above shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH:		10,000,000 ordinary shares. Global Earning Pacific Limited may also be deemed to have sole dispositive power with respect to the above shares.

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.62%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 7 Pages

CUSIP No.	G0135J 109

Item 1(a).	Name of Issuer:

AirMedia Group Inc.

I.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China

Item 2(a).	Name of Person Filing:

Global Earning Pacific Limited Dan Shao

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Global Earning Pacific Limited c/o 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China

Dan Shao c/o 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 The People’s Republic of China

Item 2(c)	Citizenship:

Global Earning Pacific Limited — British Virgin Islands

Dan Shao — The People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G0135J 109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Page 4 of 7 Pages

CUSIP No.	G0135J 109

Item 4.	Ownership:

The following information with respect to the ownership of the Ordinary Shares of the issuer by each of the reporting persons is provided as of the date of this Schedule 13G:

			Sole	Shared
			power to	power to	Sole power to	Shared power
	Amount		vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Global Earning Pacific Limited	10,000,000	7.62%	10,000,000	0	10,000,000	0

Dan Shao	10,000,000	7.62%	10,000,000	0	10,000,000	0

Global Earning Pacific Limited, a British Virgin Islands company, is the record owner of 10,000,000 Ordinary Shares. Dan Shao is the sole owner and director of Global Earning Pacific Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Dan Shao may be deemed to beneficially own all of the shares held by Global Earning Pacific Limited. Global Earning Pacific Limited acquired these shares from Wealthy Environment Limited, a British Virgin Islands company wholly owned and controlled by Herman Man Guo, Dan Shao’s husband, as a gift on March 2, 2010.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Page 5 of 7 Pages

CUSIP No.	G0135J 109

Item 10.	Certifications:

Not applicable

Page 6 of 7 Pages

CUSIP No.	G0135J 109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 9, 2010

Global Earning Pacific Limited	By:	Dan Shao
		Name:	Dan Shao
		Title:	Director

Dan Shao	Dan Shao
Dan Shao

Page 7 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement